UnionBanc Investment Services, LLC

(SEC ID. NO. 8-30706)

Financial Statements and Supplemental Schedules
as of and for the Year Ended December 31, 2021
and Report of Independent Registered Public
Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30706

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UnionBanc Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 N. Brand Blvd, 16th Floor
(No. and Street)

Glendale,	CA	91203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Julian Jacolev, Managing Director, CFO	206-664-0061	julian.jacolev@unionbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNIONBANC INVESTMENT SERVICES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Julian Jacolev, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of UnionBanc Investment Services, LLC (the "Company"), as of December 31, 2021, are true and correct. I further affirm that neither the Company nor any member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer. Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, UnionBanc Investment Services, LLC is making this filing without a notarization.

Signature:



Title:
Managing Director & CFO

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of UnionBanc Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UnionBanc Investment Services, LLC (the "Company") as of December 31, 2021, and the related statement of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As disclosed in Note 6, the accompanying financial statements include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Specifically, significant portions of certain expenses represent allocations received from or made to affiliates.

Report on Supplemental Schedules

The supplemental schedules H, I and J listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 17, 2022

We have served as the Company's auditor since 1996.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 4,986,027
Financial instruments owned — At Fair Value	111,994,592
Deposits with clearing organization	9,836,525
Fees and commissions receivable	3,080,970
Deferred tax asset	2,832,487
Other assets	722,096
TOTAL	133,452,697

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expense and other liabilities	$ 2,606,647
Due to Parent — Net	6,852,279
Payable to clearing organization — Net	103,962
Total liabilities	9,562,888
Member's equity	123,889,809
TOTAL	133,452,697

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Commissions	$ 30,933,963
Advisory fees	20,676,446
Principal transactions, net	8,046,204
Bank deposit sweep fees	10,909,166
Interest	155,556
Other income	512,800
Total revenues	71,234,135
EXPENSES:	
Salaries, incentives and employee benefits	40,216,351
Management fees	18,508,000
Clearing expenses	6,785,838
Operating losses	4,880,877
Occupancy and equipment	3,933,413
Market and data	1,375,399
Regulatory fees	737,382
Other	4,588,694
Total expenses	81,025,954
LOSS BEFORE INCOME TAXES	(9,791,819)
INCOME TAX BENEFIT	2,488,885
NET LOSS	$ (7,302,934)

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Member's Equity
BALANCE — January 1, 2021	$ 131,736,845
Compensation – restricted stock units	(544,102)
Net loss	(7,302,934)
BALANCE — December 31, 2021	$ 123,889,809

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (7,302,934)
Adjustment to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	34,372
Contributions related to stock plan expense	(544,102)
Deferred income taxes	(1,582,363)
(Increase) decrease in operating assets:	
Financial instruments	6,499,636
Deposits with clearing organizations	1,835,767
Fees and commissions receivable	61,916
Other assets	133,505
Increase (decrease) in operating liabilities:	
Payable to/ Receivable from clearing org - Net	623,763
Accounts payable, accrued expenses and other liabilities	524,723
Due to parent — Net	3,998,313
Net cash used by operating activities	4,282,596
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture, equipment, and leasehold improvements	(3,023)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,279,573
CASH AND CASH EQUIVALENTS — Beginning of year	706,454
CASH AND CASH EQUIVALENTS — End of year	$ 4,986,027

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment advisor under the Investment Advisors Act of 1940. The Company is a limited liability company that is a wholly-owned subsidiary of MUFG Union Bank, N.A. (the "Parent"), a wholly-owned subsidiary of MUFG Americas Holdings Corporation (the "Holding Company"). MUFG Americas Holdings Corporation is owned by MUFG Bank, Ltd. ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank is a wholly-owned subsidiary of MUFG. On September 21, 2021, the Holdings Company, together with MUFG Bank and MUFG, issued a joint press release announcing the entry into a Share Purchase Agreement on September 21, 2021 by and among MUFG, the Holding Company and U.S. Bancorp ("USB") for the sale by the Holding Company to USB of 100% of the issued and outstanding shares of the common stock of the Parent.

The Company provides services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting of dedicated investment specialists. The Company clears transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates made by management in the preparation of the Company's financial statements include, but are not limited to, compensation, taxes, litigation, and estimating the fair value of financial instruments (see Note 5).

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. There are no cash equivalents or restricted cash recorded as of December 31, 2021.

Payable to/ Receivable from clearing organization – net Payables to clearing organization include amounts payable for unsettled regular-way trades. Receivables from clearing organization include receivable for unsettled regular-way trades.

Financial Instruments — Financial instruments are recorded on a trade-date basis. Gains and losses are determined on a first in–first out basis. Interest associated with financial instruments owned, at fair value, is accrued as interest income and interest receivable in other assets on the Statement of Operations and Statement of Financial Condition, respectively. Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, *Fair Value Measurements* (See Note 5), and unrealized and realized gains and losses are included in principal transaction revenue, net.

Due to Parent — **Net** — Primarily consists of salary expense, bonus expenses, rent allocation, management fees, and income tax liabilities payable to parent.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized.

Revenues from Contracts with Customers – The Company recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment.

Commissions — Commissions include money market funds/mutual fund 12b-1 fees of $4.4 million, annuity sales of $20.2 million, and other brokerage commissions of $6.3 million. The Company earns revenues for distribution and related support services performed related to mutual funds, fixed and variable annuities and insurance products. Depending on the product sold, The Company may receive an upfront fee for our services, a trailing commission, or some combination thereof. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Annuity sales and brokerage commissions received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and are recognized at the time of sale, or when the performance obligation is satisfied.

Trailing commissions on annuities, 12b-1 fees and other brokerage trading are generally based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. These fees are variable due their dependence on the underlying asset value at future points in time as well as the length of time the investor remains in the fund. Both of these are highly susceptible to factors outside the Company's influence, therefore the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Advisory Fees —The Company provides investment advisory services to its clients. Advisory fees are generally based on related asset levels under management of a customer's account. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Bank Deposit Sweep Fees — Bank deposit sweep fees represent fees earned on available cash balances in client accounts that were swept into Federal Deposit Insurance Corporation ("FDIC") insured cash accounts at an affiliated bank, for which the Company earns a percentage on the outstanding client balances. The amounts received are variable in nature and fluctuate based on client cash balances in the program, as well as the level of short-term interest rates relative to interest paid to clients on outstanding balances.

Management Fees – Management fees are paid to the Parent under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resource services and are based on a fixed fee.

3. **RECENT ACCOUNTING PRONOUNCEMENTS**

There are no new accounting pronouncements that impact the Company in 2021 and 2022.

4. **PAYABLE TO /RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION**

Amounts receivable from/payable to brokers, dealers, and clearing organization as of December 31, 2021 consist of the following:

	Receivable	Payable	Payable to Clearing Org Net
Unsettled Trades	$ 24,346,664	$ (24,450,626)	$ (103,962)

5. **FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS**

Valuation Methodologies — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between willing market participants at the measurement date. The Company has an established and documented process for determining fair value for financial assets and liabilities that are measured at fair value on either a recurring or a nonrecurring basis. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models. Valuation adjustments may be made to ensure the financial instruments are recorded at fair value.

Fair Value Hierarchy — In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the

Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by US GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they do not entail a significant degree of judgment.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Valuations are based on at least one significant unobservable input that is supported by little or no market activity and is significant to the fair value measurement. Values are determined using pricing models and discounted cash flow models that include management judgment and estimation, which may be significant.

In assigning the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured at fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements on a Recurring Basis — The following table presents Financial Instruments Owned at FV on a recurring basis at December 31, 2021, by caption on the statement of financial condition and by valuation hierarchy level:

	Level 1	Level 2	Level 3	Fair Value
Financial Instruments Owned at FV:				
U.S. Government sponsored agency securities	$ -	$106,997,790	$ -	$ 106,997,790
State and municipal obligations	-	4,996,802	-	4,996,802
Total Financial Instruments Owned at FV	-	111,994,592	-	111,994,592

Financial Instruments Not Measured at Fair Value — Certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy. Level 1 includes cash and cash equivalents and deposits with clearing organization. Level 2 includes payable to clearing organization- net, and fees and commissions receivable.

The leveling excludes all non-financial assets and liabilities such as furniture, equipment, software, and leasehold improvements which are included under Other assets in the Statement of Financial Condition.

6. **RELATED-PARTY TRANSACTIONS**

At December 31, 2021, the Company had cash of $4,986,027 deposited in non-interest-bearing checking accounts at the Parent.

The Company has a revolving line of credit to borrow up to $450 million with the Parent, which permits borrowing on an unsecured basis by the Company. The line of credit will automatically renew on the maturity date of March 1, 2022 for an additional one-year period, unless at least ten days prior to the new maturity date, the Parent provides written notice to the Company of its intent not to renew this line of credit. Interest accrues monthly based on the SOFR rate plus the applicable margin.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services paid by the Parent, which includes all employee and occupancy and certain equipment expenses related to the operation of the Company. Such expenses for the year ended December 31, 2021 were $40,216,351 for employee salaries and benefits, $6,785,838 for clearing expenses, $4,880,877 for operating losses, $3,933,413 for occupancy and equipment, $737,382 for regulatory fees, and $4,588,694 for all other expenses. Other expenses include communications, professional services and travel and conferences expenses.

In addition, management fees are paid to the Parent for the use of certain shared resources such as administrative, legal, and human resource services. In consideration for the services provided, the Company pays the Parent fixed fees under a master service agreement. For the year ended December 31, 2021, total intercompany management fees paid to the Parent were $18,508,000.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on a cash balance formula, with annual pay credits based on a participant's eligible pay multiplied by a percentage determined by age and years of service, with annual interest credits based on 30-year Treasury bond yields. Employees become eligible for this plan after one year of service and become vested upon completing three years of service. The plan costs are allocated to the Company by the Parent, based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The employer matching contribution is 100% on the first 3% of eligible compensation an employee contributes and 50% on the next 2% of eligible compensation.

Eligible employees of the Company are awarded restricted stock unit grants included in the Salaries, incentives and employee benefits in the Statement of Operations, under the MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, employees are granted restricted stock units settled in American Depositary Receipt ("ADRs") representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. The Company's total fair value of RSUs that vested during the year ended December 31, 2021 was $1,967,089. The Company recognizes compensation expense on restricted stock unit grants ratably over the vesting period for non-retirement eligible employees based on the grant-date fair value of MUFG ADRs. The Company's total compensation expense for RSUs during the year ended December 31, 2021 was $1,422,985.

The Parent provides certain healthcare benefits for retired employees who reached age 50 by December 31, 2014, subject to a service requirement, and life insurance benefits for employees who retired prior to January 1, 2001. Total pension, 401(k) plan, and postretirement benefits expenses were $210,377 for the year ended December 31, 2021. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances. At December 31, 2021, the Company had net capital of $101,502,037, which was $101,252,037 in excess of the required $250,000.

8. **RISK**

As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of and for the year ended December 31, 2021, there were no customers in default.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS. Under the terms of the NFS agreement, NFS acts as a clearing agent and carries the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, pays a fee to NFS for the trade-clearing function performed on its behalf. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin.

Portfolio Connection — Portfolio connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information from NFS. There were no outstanding items as of and for the year-ended December 31, 2021.

Litigation – The Company may can be named in legal actions arising in the ordinary course of business and records contingent reserves under ASC 450 as appropriate

Pandemic – During the year-ended December 31, 2021 the Company was able to continue its business and operate remotely. The Company will continue to assess the impact of the COVID-19 pandemic on its business on an ongoing basis.

9. **INCOME TAXES**

The components of the Company's expense (benefit) for income taxes for the year ended December 31, 2021 consist of the following:

Income Tax Expense (Benefit)

	Current	Deferred	Total
Federal	$ (701,106)	$ (1,162,822)	$ (1,863,927)
State	(205,417)	(419,541)	(624,958)
Total income tax expense	$ (906,523)	$ (1,582,363)	$ (2,488,885)

The Company's expense (benefit) for income taxes for the year ended December 31, 2021, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 21%, due primarily to state taxes.

Federal income tax rate	21%
State income taxes, net of federal benefit	5%
Permanent differences and discretes	-1%
Total Effective Tax Rate	25%

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current payable to the Parent of $2,815,425 and deferred tax assets of $2,832,487 at December 31, 2021.

The tax effects of the temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2021 are as follows:

Deferred Tax Balances	Ending Balance
Deferred tax assets:	
Incentive Bonus	$ 661,629
Contingency Reserves	1,506,359
Stock Based Comp	553,918
Other	110,581
Deferred tax liabilities:	-
Net deferred tax assets	$ 2,832,487

The Company is subject to U.S. federal income tax as well as various state income taxes. With limited exception, the Company is not open to examination for periods before 2018 by U.S. federal taxing authorities and 2016 by state taxing authorities. The Company files a combined California income tax return with MUAH which is open to examination for the tax periods 2010 through 2015 in respect to refund claims filed for those periods. There were no uncertain tax positions as of December 31, 2021 and there is no expected change in the next 12 months.

10. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosure and/or adjustment resulting from subsequent events through the date this financial statement was available to be issued. Management found no subsequent events to be disclosed.

* * * * * *

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2021

Total member's equity from statement of financial condition	$	123,889,809
Deduct ownership equity not allowable for Net Capital		305,613
Adjusted member's equity from statement of financial condition		123,584,196
NONALLOWABLE ASSETS		
Cash held with Parent		4,986,027
Fees and commissions receivable		2,860,703
Deferred tax asset		2,832,487
Due to Parent - Gross		10,462,945
Other		722,096
Total		21,864,258
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		101,719,938
HAIRCUTS ON SECURITIES		217,901
NET CAPITAL		101,502,037
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)		250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	101,252,037

There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2021 Form X-17A-5, Part IIA FOCUS report refiled on February 16, 2022.

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. All other business activities are limited to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company is not required to prepare the reserve requirements for brokers or dealers.

UNIONBANC INVESTMENT SERVICES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii)
of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer
that clears all transactions with and for customers on a fully disclosed basis with a clearing broker
or dealer. All other business activities are limited to effecting securities transactions via subscription way
basis where the funds are payable to the issuer or its agent and not to the Company and the Company
does not otherwise hold funds or securities for, or owe money or securities to, customers.
As such, the Company is not required to prepare the reserve requirements for brokers or dealers.